Exhibit 21.1

Name	Domicile
Genworth Financial Assurance Corporation	North Carolina
Genworth Financial Services, Inc.	Delaware
Genworth Mortgage Holdings, LLC	North Carolina
Genworth Mortgage Insurance Corporation	North Carolina
Genworth Mortgage Insurance Corporation of North Carolina	North Carolina
Genworth Mortgage Reinsurance Corporation	North Carolina
Genworth Mortgage Services, LLC	North Carolina
Monument Lane PCC, Inc.	Washington, D.C.
Monument Lane IC 1, Inc.	Washington, D.C.
Monument Lane IC 2, Inc.	Washington, D.C.
Sponsored Captive Re, Inc.	North Carolina